Exhibit 99.2

Luckin Coffee Inc. (In Provisional Liquidation)

US$460,000,000 0.75 percent Convertible Senior Notes due 2025

(CUSIP 54951LAA7) (the Existing Notes)

SCHEME EFFECTIVE NOTICE

Capitalised terms used in this Notice shall have the same meaning as in the explanatory statement dated 27 October 2021 (the Explanatory Statement) relating to the proposed scheme of arrangement under section 86 of the Companies Act (2021 Revision) of the Cayman Islands (the Scheme) between Luckin Coffee Inc. (In Provisional Liquidation) (the Company) and the Scheme Creditors (as defined in the Scheme).

Scheme Effective Date

Following the hearing which took place before the Grand Court of the Cayman Islands (the Cayman Court) on 13 December 2021, the Cayman Court made an Order (the Sanction Order) sanctioning the Scheme. A copy of the Sanction Order was filed with the Registrar of Companies in the Cayman Islands on 15 December 2021.

On 17 December 2021 the United States Bankruptcy Court for the Southern District of New York entered a final order recognising the Scheme pursuant to Chapter 15 of the United States Bankruptcy Code (the Chapter 15 Enforcement Order), in the territorial jurisdiction of the United States.

Copies of the Sanction Order and the Chapter 15 Enforcement Order are available on the Scheme Website (https://dm.epiq11.com/luckinscheme).

For the purpose of Clause 7.4 of the Scheme, notice is hereby given that each of the conditions to the effectiveness of the Scheme has occurred and that the “Scheme Effective Date” is 17 December 2021.

The provisions of the Scheme will now take effect in accordance with their terms. Please see further below for important information about the Restructuring Effective Date.

Important Dates

Scheme Creditors are notified of the following important dates/deadlines requiring further action by Scheme Creditors:

Deadline	Cayman Islands / New York time
Tender Participation Deadline	5:00 p.m., 20 January 2022
Equity Conversion Option Date	5:00 p.m., 20 January 2022

US$460,000,000 0.75 percent Convertible Senior Notes due 2025

Pursuant to the Scheme, in order to receive distributions of Scheme Consideration (including the Equity Conversion Consideration) on the Restructuring Effective Date (and, if applicable, Top-Up ADSs and Net-Loss ADSs on the Top-Up Issue Date), Scheme Creditors are required to submit their Account Holder Letter (at Appendix 7 of the Explanatory Statement), if they have not already done so, and participate in the Tender Process by the Tender Participation Deadline. Important: The Tender Instruction regarding the Tender Process accompanies this Notice. A Scheme Creditor must provide the Tender Instruction to its bank, broker or other “DTC Participant” to ensure that its Existing Notes are tendered in accordance with the Tender Process on or before the Tender Participation Deadline.

The Restructuring Effective Date under the Scheme is expected to occur on or around 28 January 2022, subject to the satisfaction or waiver of the Restructuring Conditions in accordance with the terms of the Scheme. The Company will provide notice of the Restructuring Effective Date in due course.

The Scheme Distribution Longstop Time (as extended) is 28 January 2022.

Further Information

For further information in respect of the Scheme, please contact:

The Information Agent

Epiq Corporate Restructuring, LLC,

Email: LuckinAHL@epiqglobal.com

Website: https://dm.epiq11.com/luckinscheme

Alternatively, you may contact the JPLs as follows:

Mr. Alexander Lawson	Ms.Wing Sze Tiffany Wong

Alvarez & Marsal Cayman Islands Limited	Alvarez& Marsal Asia Limited

Flagship Building, 2nd Floor	Rooms 405-7, 4F, St George’s Building

70 Harbour Drive, George Town	2 Ice House Street

Grand Cayman, KY1-1104, Cayman Islands	Hong Kong

luckin@alvarezandmarsal.com	luckin@alvarezandmarsal.com

21 December 2021

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any offering (or any portion thereof) in the United States or to conduct any public offering of securities in the United States.

US$460,000,000 0.75 percent Convertible Senior Notes due 2025